Room 4561
via fax (859) 232-7137

October 4, 2007

Mr. Paul J. Curlander
Chairman and Chief Executive Officer
Lexmark International, Inc.
One Lexmark Center Drive
740 West New Circle Road
Lexington, Kentucky 40550

      RE: Lexmark International, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2006
              File No. 1-14050

Dear Mr. Curlander:

      We have completed our review of your Form 10-K and related filings and have no further comments on the financial statements and related matters. As you aware, we continue to review your executive compensation and other related disclosure in your definitive proxy statement. Additional comment on these matters, if any, will be provided under separate cover.

                Sincerely,

                Craig D. Wilson
                Senior Assistant Chief Accountant